Allscripts Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, IL 60654

May 2, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:Kathleen Collins

Accounting Branch Chief

Re:Allscripts Healthcare Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

File No. 001-35547

Ms. Collins:

Allscripts Healthcare Solutions, Inc. (the “Company”) provides the following response to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 19, 2016, relating to the above-referenced filing.

In response to the Comment Letter, and to facilitate review, we have repeated the text of the Staff’s comment below and followed the comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.

You discuss recurring and non-recurring revenue in your February 19, 2016 earnings call, including the fluctuations in such amounts period over period and in comparison to total revenue. You also disclose similar information in your earnings release on Form 8-K and explain what types of transactions are included in recurring revenue. Please tell us your consideration for disclosing the amount of recurring and non-recurring revenue in your Form 10-Q and 10-K filings and discussing how such amounts reflect current trends in your operations as it appears these could be key performance measures that may be significant to an investor’s understanding of the shift in your business and the impact on your revenue growth and results of operations. We refer you to Section III of SEC Release No. 33-8350.

The Company believes its current disclosure within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations provides information to investors related to the Company’s revenue components, including their recurring and non-recurring nature.  Further, the Company agrees with the Staff that additional disclosure matching that which is contained within the Company’s earnings releases would potentially enhance an investor’s understanding of the Company’s business.

The Company will add disclosure to the following effect prospectively beginning with the Company’s Form 10-Q for Fiscal Quarter Ended March 31, 2016, specifically within Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, under First Quarter 2016 Summary, and also discuss how these amounts reflect current trends in our operations:

Recurring revenue consists of subscription-based software sales and recurring transactions revenue, both of which are included in software delivery revenue, support and maintenance revenue, and managed services revenue. Recurring revenue totaled $xxx million during the first quarter of 2016 compared with $xxx million during the first quarter of 2015, representing an [   ] of xx%. Non-recurring revenue consists of perpetual software licenses sales, hardware and non-recurring transactions revenue, all of which are included in software delivery revenue, and other project-based client services revenue. Non-recurring revenue totaled $xxx million during the first quarter of 2016 compared with $xxx million during the first quarter of 2015, representing an [   ] of xx%. Recurring and non-recurring revenue represented xx% and xx% of our total revenue during the first quarter of 2016 compared with xx% and xx%, respectively, of our total revenue during the first quarter of 2015.

Form 10-K for Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Note 2. Business Combinations and Other Investments

Other Investment, page 84

2.

Please tell us how you determined that you have the ability to exercise significant influence over the operating and financial policies of NantHealth such that you account for your 10% investment in this company using the equity method. Refer to the guidance in ASC 323-10-15-6 through 15-8.

As noted in Note 2. Business Combinations and Other Investments, under Other Investment, the Company’s investment is in Nant Health, LLC (NantHealth).  As such, the Company referred to guidance related to limited liability companies (LLC) versus corporations to determine the accounting requirements for the investment.

ASC 323-30-35-3 states the following:

An investment in a limited liability company that maintains a specific ownership account for each investor — similar to a partnership capital account structure — shall be viewed as similar to an investment in a limited partnership for purposes of determining whether a noncontrolling investment in a limited liability company shall be accounted for using the cost method or the equity method.

The Company notes that NantHealth does maintain a specific ownership account for each investor.

ASC 323-30-S99-1 states the following:

The following is the text of SEC Staff Announcement: Accounting for Limited Partnership Investments.

The SEC staff’s position on the application of the equity method to investments in limited partnerships is that investments in all limited partnerships should be accounted for pursuant to paragraph 970-323- 25-6. That guidance requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” The SEC staff understands that practice generally has viewed investments of more than 3 to 5 percent to be more than minor.

Based on the Company’s ownership percentage of approximately 10% and the guidance from ASC 323 noted above, the Company concluded that its investment in NantHealth should be accounted as an equity method investment.

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

If you have any questions regarding the Company’s responses, you may contact me at (312) 506-1216.

Very truly yours,

/s/ Melinda Whittington

Melinda Whittington
Chief Financial Officer

cc:	Richard J. Poulton, President, Allscripts Healthcare Solutions, Inc.

Edward Dillon, Senior Vice President, Corporate Controller, Allscripts Healthcare Solutions, Inc.
Brian Farley, Senior Vice President, General Counsel, Allscripts Healthcare Solutions, Inc.